Exhibit 99.9

Consent of Independent Registered Public Accounting Firm

To Sprott Asset Management LP, Manager of Sprott Physical Gold and Silver Trust

We consent to the use of our reports, each dated March 29, 2019, with respect to the financial statements and the effectiveness of internal control over financial reporting incorporated by reference in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Registration Statement No. 333-229639 on Form F-10 of Sprott Physical Gold and Silver Trust.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 29, 2019

Toronto, Canada